Impact Shares Trust I

5950 Berkshire Lane

Suite 1420

Dallas, Texas 75225

October 19, 2023

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Impact Shares Trust I (the “Trust”)

Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 12, 2023, with respect to the Amendment and the Trust’s three series, Impact Shares NAACP Minority Empowerment ETF (“NACP Fund”), Impact Shares YWCA Women’s Empowerment ETF (“YWCA Fund”), and Impact Shares Affordable Housing MBS ETF (each, a “Fund,” and together, the “Funds”). The comments were received by Michael Pellegrino, General Counsel, for Toroso Investments, LLC (“Toroso”) the investment adviser to the YWCA Fund. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Please note that the Amendment contemplated that shareholder approval would be obtained for Toroso Investments, LLC to become the investment adviser, and for Impact Shares, Corp. to become the investment sub-adviser, to each of the NACP Fund and YWCA Fund. Shareholder approval was obtained for the YWCA Fund, but not for the NACP Fund. As a result, disclosure about the investment adviser to the NACP Fund will be reverted to referencing Impact Shares Corp. as the Fund’s investment adviser.

PROSPECTUS

1.	Please advise the Staff supplementally whether the NACP and YWCA Funds will rely on managers-of-managers relief?

Response: The Trust confirms that it has not applied for or received an exemptive order from the Commission permitting it to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval (so-called manager-of-managers relief). However, Toroso has received such manager-of-managers relief for any registered open-end management investment company or series thereof for which Toroso acts as investment adviser. Accordingly, as of the date of this letter, the NACP Fund may not, and the YWCA Fund will not, rely on manager-of-managers relief at this time. If Toroso becomes investment adviser to the NACP Fund, and the NACP Fund or the YWCA Fund were to seek to rely on such relief in the future, such Fund(s) would first seek Board and shareholder approval.

2.

With respect to NACP Fund’s Fees and Expenses provision, please include a reference to the sale of shares. Also, add the following sentence: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.”

Response: The Trust confirms that the Prospectus has been revised to make the foregoing changes.

3.

The Staff notes that the NACP Fund’s Annual Fund Operating Expenses table indicates that “Other Expenses” are zero, but the advisory contract expressly excludes certain other expenses. Where are the excluded expenses included in the fee table? Otherwise, please supplementally confirm that the Fund’s 75 basis point unitary management fee is structured so that the exceptions under the advisory agreement are less than 1 basis point.

Response: The Trust supplementarily confirms that expenses related to exceptions under the Fund’s unitary management fee were less than 1 basis point for the most recent fiscal year. Also, as noted above, because shareholder approval was not obtained for the Toroso advisory agreement, the Fees and Expenses table has been revised to reflect that the Fund’s unitary management fee is unchanged at 49 basis points.

4.	Please delete the NACP Fund’s second footnote under the Annual Fund Operating Expenses table, or revise it to reflect the fee that Toroso pays for Impact Shares for sub-advisory fees.

Response: The Prospectus has been revised to delete the foregoing footnote.

5.

Please advise the Staff if the Fund has a policy prohibiting derivatives transactions, how can it also use derivatives, primarily swaps (including equity, variance and volatility swaps), options and futures contracts on securities, interest rates and/or currencies, etc.”

Response: The Trust notes that the derivatives are outside of the NACP Fund’s principal investment strategy. The aforementioned references to derivatives will be removed from the Fund’s principal investment strategy and principal investment risks.

6.	For the NACP Fund, please rewrite the first sentence of representative sampling discussion to explain how the Fund’s 80% policy applies in the context of representative sampling.

Response: The first two sentences of the discussion have been revised to read as follows:

Impact Shares may employ a representative sampling indexing strategy for managing the Fund, which entails investing in a sample of securities that together have an investment profile mirroring the Underlying Index. However, the Fund will only use representative sampling in a manner consistent with its 80% policy.

7.	The principal investment strategy of the NACP Fund notes that the Fund is non-diversified. Please briefly describe what non-diversified means and why it matters.

Response: The Trust notes that the NACP Fund has operated as a diversified fund for three years. As a result, it will not operate again as a non-diversified company unless it obtains shareholder approval to operate as a non-diversified company. The Prospectus and Statement of Additional Information have been revised accordingly. The foregoing also applies to the YWMC Fund. However, the Impact Shares Affordable Housing MBS ETF has not yet been operational for three years, and it remains classified as a non-diversified fund.

8.

Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net assets, yield, and total return. Please note that after listing the most significant risks to the Fund, other principal risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure. Lastly, the Staff disagrees with the sentence noting that the principal risks are stated in alphabetical order. Please delete that sentence.

Response: The Trust confirms that the principal investment risks of the Funds have been reordered accordingly.

9.	Under the Counterparty risk disclosure, the word “the” precedes “Impact Shares,” please delete the word “the.”

Response: The Trust confirms the extraneous “the” has been deleted from the disclosure.

10.	In the Intellectual Property Risk disclosure, it appears the word “and” is missing in the first sentence.

Response: The correction is no longer applicable to the NACP Fund since Toroso is no longer referenced as the Fund’s adviser. The Trust confirms the word “and” has been added to the first sentence for the YWCA Fund (the Fund for which Toroso serves as investment adviser).

11.	The Staff notes that the Management Risk description is entirely focused on the risks of sub-adviser. For balance, also include management risks that Toroso poses as adviser to the Fund.

Response: The Trust confirms that the Management Risk description has been bolstered for the YWCA Fund (the Fund for which Toroso serves as investment adviser).

12.	In the fourth sentence in the Market Price Variance Risk disclosure, revise “believes” to be singular.

Response: Because Impact Shares is the only adviser for the NACP Fund, the correction is not required. However, the Trust confirms the foregoing typographical error has been corrected for the YWCA Fund.

13.

For the NACP Fund, the Portfolio Manager disclosure adds the names of two Toroso portfolio managers, but on a practical level, it looks like the primary responsible for the daily management of the strategy hasn’t changed. If correct, explain more clearly what the two Toroso portfolio managers.

Response: The Prospectus has been revised to clarify that the Toroso portfolio managers are responsible for trading execution and trade compliance for the YWCA Fund. As noted above, as of the date of this letter, NACP Fund shareholders have not approved Toroso’s investment advisory agreement.

14.

For the Impact Shares Affordable Housing MBS ETF, the first footnote to the Fees and Expenses table indicates that “Other Expenses” are based on estimated amounts. Please delete or supplementally explain.

Response: The Trust confirms that the footnote has been deleted.

15.

For the second footnote to the Impact Shares Affordable Housing MBS ETF’s Fees and Expenses table, please clarify who pays the sub-adviser, and where is the sub-advisory fee reflected in the table? Explain the circumstances surrounding the sub-adviser’s assumption of fund expenses pursuant to the contractual fee limitation agreement. We may have further comments.

Response: The Trust notes that Community Capital Management, LLC (“CCM”) acts as the financial sponsor of the Fund. Given the foregoing, the Fund pays a unitary management fee of 30 basis points to Impact Shares Corp. (ISC), the Fund’s investment adviser. In turn, ISC pays CCM a sub-advisory fee of 25 basis points. As a result, CCM’s interests are aligned with the Fund’s performance and potential growth.

The footnote has been revised to read as follows:

Impact Shares has engaged Community Capital Management, LLC (“CCM”), to be the Fund’s sub-adviser. For its services, CCM is entitled to a sub-advisory fee in the amount of 0.25%. CCM has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended, taxes, brokerage commissions and other transaction costs, interest payments, acquired fund fees and expenses, extraordinary expenses and dividend expenses on short sales) of the Fund to 0.30% through October 31, 2024. This contract may not be terminated without the action or consent of the Fund’s Board of Trustees.

16.	In the Management Risk disclosure, please change the reference from “has” to “have” and change “ETF” to “ETFs.”

Response: The Trust confirms the foregoing changes have been made.

17.	The Item 9, Trading Issues Risk indicates that it applies to “all funds,” however, such risk is identified as a principal risk only for the Affordable Housing ETF. Please reconcile.

Response: The Item 9 risk has been correct to refer only to the Affordable Housing ETF.

18.

With respect to the Toroso Advisory Agreement disclosure, please help us understand what these new advisory and sub-advisory fee arrangements are intended to achieve, and how they work. In your response letter, please supplementally explain the history behind the advisory and sub-advisory fee arrangements, and address the exceptions to Toroso’s unitary fee. Also discuss the rationale for the two basis point sub-advisory fee rate, and the anticipated automatic fee waiver of the sub-advisory fee.

Response: The Trust notes that the Prospectus includes disclosure under the heading “Fund Sponsorship Agreement Between Toroso and Impact Shares,” which relates to the Staff’s question. Essentially, the Trust provides a platform for potential ETF sponsors, who may not wish or be able to launch their own ETF trust, enabling them to introduce new ETFs to the market and potentially profit from their concepts. Launching and operating an ETF incurs substantial start-up and ongoing costs, which may be entirely or partially borne by the ETF Sponsors. In return, Toroso, through an ETF Fund Sponsorship Agreement, agrees to share possible profits with them. Importantly, when the ETF Sponsor is also the sub-adviser, as in this instance, it is obligated to cover all (or a portion of) any shortfall should the Fund’s unitary management fee fail to meet all operating costs. If the shortfall is equal to or less than the sub-advisory fee, it is simply deemed waived instead of being paid to Toroso and subsequently returned to the sub-adviser. If the Fund’s unitary fee covers all of the Fund’s operating costs, including amounts retained by Toroso (potentially considered profit), there are funds referred to as the “remaining profit.” Pursuant to the terms of the fund sponsorship agreement, Toroso may share all or a portion of the “remaining profits” with the Fund Sponsor.

STATEMENT OF ADDITIONAL INFORMATION

19.	In connection with the Fund sponsorship agreement disclosures, please supplementally explain the practical effect of the “remaining profits” provision.

Response: Please see the Trust’s response to Comment 18 above.

If you have any questions or require further information, please contact Ethan Powell at (833) 553-5068 or ethanpowell@impactshares.org.

Sincerely,

/s/ Ethan Powell
Ethan Powell
Co-President, Impact Shares Trust I